

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 19, 2016

Mr. Randall T. Conte
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, IL 60607

   Re: **MB Financial, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 19, 2016
     File No. 001-36599

Dear Mr. Conte:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Marc Thomas

            Marc Thomas
            Senior Staff Accountant
            Office of Financial Services